Exhibit 4.2

DESCRIPTION OF THE REGISTRANT'S SECURITIES
REGISTERED UNDER SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

ASGN Incorporated (“ASGN”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) - our common stock, par value $0.01 per share (the “Common Stock”). Our Common Stock trades on the New York Stock Exchange under the symbol “ASGN.”

Description of Common Stock

The following summary description sets forth some of the general terms and provisions of the Common Stock. Because this is a summary description, it does not contain all of the information that may be important to you. For a more detailed description of the Common Stock, you should refer to the provisions of our Restated Certification of Incorporation (the “Certificate of Incorporation”) and our Amended and Restated Bylaws (the “Bylaws”), each of which is an exhibit to the Annual Report on Form 10-K to which this description is an exhibit.

General

Under the Certificate of Incorporation, ASGN is authorized to issue 76,000,000 shares of stock, consisting of 75,000,000 shares of Common Stock, par value $0.01 per share (“Common Stock”), and 1,000,000 of preferred stock, par value $0.01 per share (the “Preferred Stock”). No shares of any Preferred Stock are currently issued and outstanding. The Board of Directors has the authority to alter, amend or repeal the Bylaws, subject to certain limitations set forth in the Bylaws.

No Preemptive, Redemption or Conversion Rights

Holders of shares of Common Stock have no preemptive rights to maintain their percentage of ownership in future offerings or sales of stock of ASGN. The Common Stock is not redeemable, is not subject to sinking fund provisions, does not have any conversion rights and is not subject to call.

Voting Rights

Holders of shares of Common Stock have one vote per share in all elections of directors and on all other matters submitted to a vote of stockholders of ASGN. Holders of shares of Common Stock do not have cumulative voting rights.

Dividend Rights

Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of Common Stock are entitled to receive dividends, if any, as and when declared, from time to time, by our Board of Directors out of funds legally available therefor.

Board of Directors

ASGN has a classified Board of Directors. The directors are classified, with respect to the time for which they severally hold office, into three classes: Class I, Class II and Class III. Each class consists, as nearly as possible, of one-third of the whole number of directors. Our Bylaws establish that the size of the whole Board of Directors shall consist of not less than four members and not more than nine members, with the exact number of directors to be fixed from time to time within such range by a duly adopted resolution of the Board of Directors. At each Annual Meeting of Stockholders, the directors of the expiring class are elected to hold office for a term to expire at the third Annual Meeting of Stockholders after their election, or until his or her earlier resignation or removal, and until their respective successors are duly elected and qualified. The alteration, amendment or repeal of the classified Board requires an amendment to the Bylaws and the Certificate of Incorporation. To amend the classified Board provision of the Certificate of Incorporation requires the affirmative vote of not less than a majority of the then outstanding shares of capital stock entitled to vote generally in an election of directors.

Action by Stockholder Consent

Any action required or permitted to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing or by electronic transmission, setting for the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which minutes of proceedings of stockholders are recorded.

Power to Call Special Stockholder Meeting

Under Delaware law, a special meeting of stockholders may be called by our Board of Directors or by any other person authorized to do so in the Certificate of Incorporation or Bylaws. Pursuant to our Bylaws, a special meeting of the stockholders may be called by the President or the Chairman of the Board only at the request in writing of a majority of the Board of Directors, or at the request in writing of stockholders owning at least 25% of the voting power of the entire voting stock of the Corporation issued and outstanding. Such request shall state the purpose or purposes of the proposed meeting.

Liquidation, Dissolution or Similar Rights

Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to liquidation, upon the liquidation, dissolution or winding up of the Corporation, the assets of the Corporation shall be distributed to the holders of the Common Stock.

Forum Selection Clause

Under our Certificate of Incorporation, unless ASGN consents in writing to the selection of an alternative forum, the sole and exclusive forum for making certain types of claims shall be the Court of Chancery of the State of Delaware. This provision applies to (1) any derivative action or proceeding brought on behalf of ASGN, (2) any action asserting a claim of breach of fiduciary duty owed by any director, officer, employee or agent of ASGN to ASGN or ASGN’s stockholders, (3) any action asserting a claim arising pursuant to any provision of the General Corporation Law of Delaware, the Certificate of Incorporation or Bylaws, (4) any action to interpret, apply, enforce or determine the validity of the Certificate of Incorporation or the Bylaws, or (5) any action asserting a claim governed by the internal affairs doctrine, in each case subject to the Delaware Court of Chancery having personal jurisdiction over the indispensable parties named therein.